                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         AERO SYSTEMS ENGINEERING, INC.
                            (Name of Subject Issuer)


                          COMMON STOCK, PAR VALUE $0.20
                         (Title of Class of Securities)

                                   007692 10 6
                                 (CUSIP Number)


                                 Per Erlandsson
                    Senior Vice President and General Counsel
                                     SAAB AB
                               SE-581 88 Linkoping
                                     Sweden
                                011-46-13-18-0000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 17, 2000
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                                  (Page 1 of 9)


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--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Saab AB (publ)

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]


--------------------------------------------------------------------------------
3.       SEC USE ONLY



--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                                [ ]


--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Sweden

--------------------------------------------------------------------------------
       NUMBER OF      7.   SOLE VOTING POWER           0
         SHARES       ----------------------------------------------------------
      BENEFICIALLY    8.   SHARED VOTING POWER         3,522,073
        OWNED BY      ----------------------------------------------------------
          EACH        9.   SOLE DISPOSITIVE POWER      0
       REPORTING      ----------------------------------------------------------
      PERSON WITH     10.  SHARED DISPOSITIVE POWER    3,522,073
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,522,073

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]


--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         80.0%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Celsius AB

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]


--------------------------------------------------------------------------------
3.       SEC USE ONLY



--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         AF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                                [ ]


--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Sweden

--------------------------------------------------------------------------------
       NUMBER OF          7.    SOLE VOTING POWER          0
        SHARES            ------------------------------------------------------
     BENEFICIALLY         8.    SHARED VOTING POWER        3,522,073
       OWNED BY           ------------------------------------------------------
         EACH             9.    SOLE DISPOSITIVE POWER     0
       REPORTING          ------------------------------------------------------
      PERSON WITH         10.   SHARED DISPOSITIVE POWER   3,522,073
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,522,073

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]


--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         80.0%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Celsius Inc.

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]


--------------------------------------------------------------------------------
3.       SEC USE ONLY



--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         AF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                                [ ]


--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
       NUMBER OF           7.    SOLE VOTING POWER          0
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8.    SHARED VOTING POWER        3,522,073
        OWNED BY           -----------------------------------------------------
          EACH             9.    SOLE DISPOSITIVE POWER     0
       REPORTING           -----------------------------------------------------
      PERSON WITH          10.   SHARED DISPOSITIVE POWER   3,522,073
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,522,073

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]


--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         80.0%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                EXPLANATORY NOTE

         On November 16, 1999, Saab AB ("Saab"), a Swedish corporation, announced a cash tender offer (the "Tender Offer") for the outstanding shares of capital stock of Celsius AB, a Swedish corporation ("Celsius"). The Tender Offer did not apply to Celsius shareholders located in the United States, Canada, Japan or Australia. The acceptance period for the Tender Offer began on December 6, 1999 and remained open until February 23, 2000. On February 17, 2000, the Swedish Government accepted Saab's offer and tendered its Celsius shares to Saab. Effective on such date, Saab held more than fifty percent of the shares and voting rights in Celsius. On February 25, 2000, Saab announced that it had acquired 99% of the shares of Celsius and had completed the Tender Offer.

         Celsius Inc. ("Celsius US") is a wholly-owned subsidiary of Celsius AB. Celsius US is the record holder of 3,522,073 shares of common stock, $.20 par value, of Aero Systems Engineering, Inc., a Minnesota corporation, whose shares are publicly traded in the United States on the Nasdaq SmallCap Market.

ITEM 1.  SECURITY AND ISSUER.

The name of the subject company is Aero Systems Engineering, Inc., a Minnesota corporation (the "Company"), which has its principal executive offices at 358 East Fillmore Avenue, St. Paul, MN 55107. This statement relates to the Company's common stock, $0.20 par value per share (the "Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(d) and (g) This Schedule 13D is being filed by: (i) Saab AB, a Swedish corporation, with its principal business address at SE-581 88 Linkoping, Sweden,
(ii) Celsius AB, a Swedish corporation with its principal business address at c/o Saab AB, SE-581 88 Linkoping Sweden, and (iii) Celsius Inc., a Delaware corporation with its principal place of business at 1800 Diagonal Road, Suite 230, Alexandria, VA 22314. Saab AB and its subsidiaries as a group are a leading diversified high-technology company in the defense and commercial markets. The Saab group has businesses focused on areas such as aerospace, dynamics, infomatics, space and technical support services.

The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of Saab AB, Celsius AB and Celsius Inc. are as follows:

Saab AB
-------

Name                                        Offices and Positions Held
----                                        --------------------------

ANDERS SCHARP                               Chairman
MARCUS WALLENBERG                           Deputy Chairman
BENGT HALSE                                 President CEO and Director
ERIK BELFRAGE                               Director
BJORN SVEDBERG                              Director
GEORGE ROSE                                 Director
ANTHONY RICE                                Director
PETER NYGARDS                               Director
MICHAEL ROUSE                               Director
LARS OLSSON                                 Director (Employee Representative)
RAGNAR LUDVIGSSON                           Director (Employee Representative)

GUNNAR HOLM                                 Director (Employee Representative)
GORAN SJOBLOM                               Executive Vice President and CFO


ANDERS SCHARP, has been the Chairman of Saab AB since 1990 and is also Chairman of Atlas Copco AB and AB SKF. He is also Chairman of the Swedish Employer Confederation and is a member of the Board of Directors of Investor AB and the Federation of Swedish Industries.

MARCUS WALLENBERG, has been the Deputy Chairman of Saab AB since 1993 and a member of the Board of Directors since 1992. Mr. Wallenberg is also Deputy Chairman of Telefonaktiebolaget L M Ericsson and a member of the Board of Directors of Astra Zeneca, Investor AB, Scania AB, Stora Enso Oyj, SAS Representantskap and the Knut and Alice Wallenberg Foundation.

BENGT HALSE, has been the President, Chief Executive Officer and a Director of Saab AB since 1995. He is also a member of the Board of Directors of Chalmers University of Technology.

ERIK BELFRAGE, has been a member of the Board of Directors since 1991. Mr. Belfrage is Chairman of the Institute of Corporate Management (IFL), the Swedish Institute of International Affairs (UI) and the Centre for European Policy Studies (CEPS). He is also a member of the Board of Directors of SAS, SAS Sverige AB and the International Council of Swedish Industry (NIR).

BJORN SVEDBERG, has been a member of the Board of Directors of Saab AB since 1998. He is also Chairman of Nefab AB and a member of the Board of Directors of Gambro and Investor AB.

GEORGE ROSE, has been a member of the Board of Directors of Saab AB since 1998. He is currently the Finance Director of BAE SYSTEMS.

ANTHONY RICE, has been a member of the Board of Directors of Saab AB since 1998. He is currently the Director of Supply Chain Management of BAE SYSTEMS.

PETER NYGARDS, has been a member of the Board of Directors of Saab AB since 2000. He is currently President of the Swedish Nuclear Fuel and Waste Management Company and a member of the Board of Directors of IVL AB and Unicom Care International AB.

MICHAEL ROUSE, has been a member of the Board of Directors of Saab AB since 2000. He is currently Director of International Partnerships of BAE SYSTEMS.

LARS OLSSON, has been a member of the Board of Directors of Saab AB since 1995. He is also the Chairman of the Industrial Salaried Employees Association of Saab AB.

RAGNAR LUDVIGSSON, has been a member of the Board of Directors of Saab AB since 1995. He is also the Chairman of the Engineering Workers Union of Saab AB.

GUNNAR HOLM, has been a member of the Board of Directors of Saab AB since 2000. He is also Deputy Chairman of the Graduate Staff Association of Saab Dynamics, Linkoping.

GORAN SJOBLOM, is Executive Vice President and Chief Financial Officer of Saab
AB.


All of the listed officers and directors are citizens of Sweden, except for Messrs. Rose, Rice and Rouse, who are citizens of the United Kingdom.

Celsius AB
----------

Name                                       Offices and Positions Held
----                                       --------------------------

NILS-OVE ANDERSSON                         President and Director
PER ERLANDSSON                             Chairman
JOHN ERSHAMMAR                             Director
GORAN GRANATH                              Director
PER-OVE MORBERG                            Director
LARS WAHLUND                               Director

NILS-OVE ANDERSSON, is Financial Controller of the Infomatics business area of the Saab Group.

PER ERLANDSSON, is Senior Vice President and General Counsel of Saab AB.

JOHN ERSHAMMAR, is Legal Counsel of Saab AB.

GORAN GRANATH, is Director of Taxes of Saab AB.

PER-OVE MORBERG, is Group Senior Officer of Saab AB.

LARS WAHLUND, is Senior Vice President and Head of Financial Control of Saab AB.

All of the listed directors are citizens of Sweden.

Celsius Inc.
------------

Name                                       Offices and Positions Held
----                                       --------------------------

PER-OVE MORBERG                            Director
CHRISTER PERSSON                           President and Chief Executive Officer

PER-OVE MORBERG, is Group Senior Officer of Saab AB.

CHRISTER PERSSON, is President and Chief Executive Officer of Celsius, Inc., and indirect wholly-owned subsidiary of Saab AB.

All of the listed directors and officers are citizens of Sweden.


(e) and (f) Neither Saab, Celsius AB, Celsius Inc., nor, to the best of their knowledge, any of the persons listed above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Saab acquired its interest in the Common Stock of the Company indirectly as a result of its Tender Offer for Celsius. The Tender Offer was structured as a cash tender offer that was funded from the internal capital resources of the Saab Group.

ITEM 4.  PURPOSE OF TRANSACTION.

The acquisition of the Company Common Stock was part of Saab's overall acquisition of the worldwide business of Celsius.

(a)      None.
(b)      None.
(c)      None.
(d)      None.
(e)      None.
(f)      None.
(g)      None.
(h)      None.
(i)      None.
(j)      None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Saab AB, Celsius AB, and Celsius, Inc. are each the beneficial holders of 3,522,073 shares of Company Common Stock (the "Shares"), representing 80.0% of the outstanding shares of Company Common Stock. Celsius Inc. is the record holder of the Shares, and Celsius AB, as parent of Celsius, Inc., and Saab AB, as parent of Celsius AB, are deemed to be beneficial holders of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.
(b) Saab AB, Celsius AB and Celsius, Inc. each are deemed to have shared voting and dispository power over the Shares.
(c)      None.
(d)      Not applicable.
(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2000

                                SAAB AB (publ)


                                By: /s/ Goran Sjoblom
                                    --------------------------------------------
                                    Name: Goran Sjoblom
                                    Title: Executive Vice President and Chief
                                    Financial Officer

                                By: /s/ Per Erlandsson
                                    --------------------------------------------
                                    Name: Per Erlandsson
                                    Title: Senior Vice President and General
                                    Counsel

                                CELSIUS AB


                                By: /s/ Per Erlandsson
                                    --------------------------------------------
                                    Name: Per Erlandsson
                                    Title: Chairman


                                CELSIUS INC.


                                By: /s/ Christer Persson
                                    --------------------------------------------
                                    Name: Christer Persson
                                    Title: President and Chief Executive Officer